                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*




                        Chadmoore Wireless Group, Inc.
                   -----------------------------------------
                               (Name of Issuer)

                        Common Stock, $.001 Par Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                 157259 10 2
                   -----------------------------------------
                               (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 5 Pages

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CUSIP NO. 157259 10 2               13G                   PAGE  2  OF 5  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert W. Moore


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [ ]
                                                         (b) [ ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen

                    5    SOLE VOTING POWER
                         1,924,266 (includes 1,674,266 shares owned directly, and 250,000 options exercisable within 60 days of 12/31/96)

   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            -0-
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON               1,924,266 (includes 1,674,266 shares owned directly,
     WITH                and 250,000 options exercisable within 60 days of
                         12/31/96)

                    8    SHARED DISPOSITIVE POWER

                         -0-


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,924,266 (includes 1,674,266 shares owned directly, and 250,000 options exercisable within 60 days of 12/31/96)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.9% (see response to Item 4)


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1.    (a).    Name of Issuer:

                   Chadmoore Wireless Group, Inc.


           (b).    Address of Issuer's Principal Executive Offices:

                   4720 Polaris Street
                   Las Vagas, Nevada 89103


Item 2.    (a).    Name of Person Filing:

                   Robert W. Moore


           (b).    Address of Principal Business Office:

                   4720 Polaris Street
                   Las Vagas, Nevada 89103


           (c).    Citizenship:

                   United States Citizen


           (d).    Title of Class of Securities:

                   Common Stock, $.001 Par Value

           (e).    CUSIP Number:

                   157259 10 2

Item 3. If this statement is filed pursuant to Rule 13-1(b), or 13d-2(b), check whether the person filing is a:

                   Not applicable.

Item 4.            Ownership.

                   See Note (1) below.

ROBERT W. MOORE

           (a).    Amount Beneficially Owned
                   1,924,266 (includes 1,674,266 shares owned directly, and 250,000 options exercisable within 60 days of 12/31/96) See Note (2) below.

           (b).    Percent of Class:

                   10.9%

           (c).    Number of Shares as to which such person has:

                   (i)      sole power to vote or to direct the vote: 1,924,266



                              Page 3 of 5 Pages
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                   (ii)     shared power to vote or to direct the vote none

                   (iii)    sole power to dispose or to direct the
                            disposition of                             1,924,266

                   (iv)     shared power to dispose or to direct the
                            disposition of                             none
Notes
(1) The filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) of 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this
     Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) or 13(g) of the Securities Exchange Act of 1934

(2) Assumes the exercise in full of 125,000 stock options granted to Mr. Moore pursuant to the Issuer's Amended Non-Qualified Stock Option Plan, exercisable from 10/12/95 expiring on 10/12/98, and 125,000 stock options granted to Mr. Moore pursuant to the Issuer's Amended Non-Qualified Stock Option Plan, exercisable from 5/11/96 expiring on 5/11/99.

Item 5.            Ownership of Five Percent or Less of a Class:

                   Not Applicable.


Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   Not Applicable.



Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                   Not Applicable.



Item 8.            Identification and Classification of Members of the Group:

                   Not Applicable.


Item 9.            Notice of Dissolution of Group:

                   Not Applicable.



Item 10.           Certification:

                   Not Applicable - this statement is not being filed pursuant to Rule 13d-1(b).



                              Page 4 of 5 Pages
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                                  SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated this 14th day of February, 1997.






                                          /s/ ROBERT W. MOORE
                                          ----------------------------------
                                          Robert W. Moore






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